United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

December 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

 Vale informs on estimates update Rio de Janeiro, December 2, 2025 - Vale S.A. ("Vale" or "Company") informs that it has updated the estimates mentioned below, which should be considered as follows: Estimated production volumes: Year 2025 2026 2030 2035 Iron ore (Mt)(1) ~335 335-345 ~360 - Iron ore - agglomerates (Mt)(2) ~31 30-34 60-70 - Iron ore - from reused tailings (Mt)(3) - - >30 - Copper (kt) ~370 350-380 420-500 ~700 Nickel (kt) ~175 175-200 210-250 - (1) Includes own production and purchases from third-party. (2) Included in the total iron ore production forecast. (3) Included in the total iron ore fines production guidance. Sale Volumes - Iron ore products: Mid-Grade Carajás and PFC (million tons): Year 2025 2026 Mid-Grade Carajás ~33 ~50 Pellet feed China - PFC ~26 ~40 Average Fe content of products sold from Iron Ore Solutions: Year 2025 Fe (%) ~62.5 All-in components (US$/t): Year 2025 2026 C1 cash cost of iron ore (1) 21.3 20-21.5 All-in iron ore cost (2) ~55 52-56 All-in copper cost (3) ~1,000 1,000 – 1,500 All-in nickel cost ~13,000 12.000-13,500 (1) Includes the main direct production costs, such as mine, processing, railway and port costs. Does not include third-party purchases. Values are in nominal terms. Assumes a BRL/USD exchange rate of 5.60, in real terms, for the years 2025 and 2026. (2) In addition to the assumption in footnote (1), there are freight costs, expenses, iron ore all-in premium, and others. (3) Assumes an average gold price of US$3,400 per troy ounce for 2025 and US$3,500 per troy ounce for 2026. Fixed expenditures with Iron Ore Solutions (US$ billion): Year 2025 2026 Fixed expenditures1 (US$ billion) ~5.8 ~5.7 (1) Includes the main production, maintenance, SG&A, and other costs. Assumes a BRL/USD exchange rate of 5.60, in real terms, for the years 2025 and 2026. Capital investments by type (US$ billion) (1): Year 2025 2026 Investment for growth ~1.2 ~1.1 Maintenance investment ~4.3 ~4.5 Total CAPEX (US$ billion) ~5.5 5.4-5.7 (1) Values in real terms. (2) Assumes a BRL/USD exchange rate of 5.60 for the years 2025 and 2026, and BRL/USD 5.65 from 2027 onwards. Capital investments by business (US$ billion) (1): Year 2025 2026 2027+ Iron Ore Solutions ~3.9 ~4.0 ~3.9 Vale Base Metals ~1.6 ~1.6 ~2.0 Total ~5.5 5.4-5.7 <6 (1) Assumes a BRL/USD exchange rate of 5.60 for the years 2025 and 2026, and BRL/USD 5.65 for 2027+. (2) Including Energy and other businesses. Press Release Commitments - Decharacterization, Brumadinho & Mariana (US$ billion)(1) (2): Year 2025 2026 2027 2028 2029 2030 2031-35 Average Decharacterization(³) 0.4 0.5 0.5 0.4 0.3 0.3 0.2 Brumadinho Settlement(4) 1.0 0.8 0.5 0.3 0.2 0.2 <0.1 Samarco Settement 2.5 1.0 0.6 0.4 0.8 0.3 - Expenses incurred 0.3 0.3 0.3 0.2 0.2 - - Total 4.2 2.6 1.9 1.3 1.5 0.8 0.2 (1) Estimated cash outflow for the period 2025–2035, considering BRL/USD exchange rates of 5.3186 as updated on September 30, 2025, and values expressed in real terms. This projection will be updated quarterly based on the exchange rate applied in the financial statements. (2) Amounts presented without discounting to present value, net of judicial deposits and monetary adjustments. (3) The estimated average annual cash flow for decharacterization provisions in the period 2031–2035 is US$186 million per year. (4) Disbursements related to the Comprehensive Reparation Agreement ending in 2031. Sale Volumes (million tons, copper equivalent): Year 2025 2030 Sale Volumes (Mt, copper equivalent)(1) ~3.8 ~4.3 (1) Based on Vale’s projections and the long-term price consensus from market analysts. Considering US$85/t for iron ore (62% Fe), US$140/t for pellets, US$10,200/t for copper, and US$17,400/t for nickel. Free Cash Flow yield: Sensitivity of Vale's Free Cash Flow yield in 2026, in real terms, ranging from 6% to 14%, following the assumptions: (a) average annual iron ore price (62% Fe benchmark) ranging from US$ 95/t to US$ 110/t; (b) average annual nickel price (LME) ranging from US$/t 15,000/t to US$ 17,000/t; (c) average annual copper price (LME) ranging from US$ 9,500/t to US$ 11,500/t. Sensitivity of Vale's Free Cash Flow yield in 2030, in real terms, ranging from 8% to 21%, following the assumptions: (a) average annual iron ore price (62% Fe benchmark) ranging from US$ 90/t to US$ 110/t; (b) average annual nickel price (LME) ranging from US$ 15,000/t to US$ 20,000/t; (c) average annual copper price (LME) ranging from US$ 10,000/t to US$ 12,000/t. Discontinued estimates: The Company announces that the following estimates have been discontinued: (i) average iron content grade for the years 2026 and 2030, (ii) iron ore all-in premium for the years 2025 and 2026, and (iii) free cash flow yield in 2025. All other projections not included in this document remain unchanged, notably the projections for iron ore C1 and All-in costs for the year 2030. Additional comments: The estimate previously titled “Iron Ore Product Sales: Medium-Grade Carajás and PFC (million tonnes)” has been renamed to “Sales Volume – Iron Ore Products: Medium-Grade Carajás and PFC (million tonnes)” and has been updated as mentioned above. The Company clarifies that the information disclosed in this document represents only an estimate, hypothetical data that in no way constitutes a performance guarantee by Vale and/or its management. The estimates presented involve market factors beyond Vale’s control and, therefore, may be subject to change. Additionally, Vale informs that it will duly resubmit item 3 of its Reference Form within the timeframe established by CVM Resolution No. 80/2022. Marcelo Feriozzi Bacci Executive Vice President, Finance and Investor Relations For further information, please contact: Vale.RI@vale.com Thiago Lofiego: thiago.lofiego@vale.com Mariana Rocha: mariana.rocha@vale.com Luciana Oliveti: luciana.oliveti@vale.com Pedro Terra: pedro.terra@vale.com Patricia Tinoco: patricia.tinoco@vale.com This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: December 2, 2025		Director of Investor Relations